UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             Date: November 16, 2004

                        Commission File Number 001-12510
                                               ---------
                                  ROYAL AHOLD
                 -----------------------------------------------
                 (Translation of registrant's name into English)

               Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands
               ---------------------------------------------------
                     (Address of principal executive office)





     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X             Form 40-F
                                      ---                       ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                       No   X
                                ---                      ---

     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-          .
                                                 ----------

     On November 15, 2004, Koninklijke Ahold N.V. ("Royal Ahold" or the "Company") issued a press release announcing that Bill Grize, President and CEO of Ahold U.S. Retail, will be stepping down from the Ahold Corporate Executive Board at the end of December 2004. A copy of this press release is attached hereto as Exhibit 99.1.

     This Form 6-K shall be deemed to be incorporated by reference into the prospectuses forming a part of the Company's Registration Statements on Form F-3 and Form S-3 (No. 333-52934, No. 333-52934-01, No. 333-80245 and No.
333-80245-01) and the Company's Registration Statements on Form S-8 (No. 333-09774, No. 333-70636, No. 333-07214, No. 333-07212 and No. 033-41068) and to
be a part of such prospectuses from the date of the filing thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                             KONINKLIJKE AHOLD N.V.


                                                /s/   H.R. Ryopponen
                                         ---------------------------------------
Date: November 16, 2004                  By:    H.R. Ryopponen
                                         Title: Executive Vice President and CFO

                                  EXHIBIT INDEX



The following exhibit has been filed as part of this Form 6-K:


Exhibit        Description

99.1 Royal Ahold press release dated November 16, 2004, announcing that Bill Grize, President and CEO of Ahold U.S. Retail, will be stepping down from the Ahold Corporate Executive Board at the end of December 2004

                                       4